Chapman and Cutler LLP                                  111 West Monroe Street
                                                        Chicago, Illinois  60603



                               February 25, 2021




Mark Cowan
U.S. Securities and Exchange Commission
Division of Investment Management
Disclosure Review Office
100 F Street, N.E.
Washington, D.C. 20549



      Re:                           FT 9058
                 Cboe Vest Growth 100 Buffered Portfolio Series
                                 (the "Trust")
                      CIK No. 1823339 File No. 333-249741
--------------------------------------------------------------------------------

Dear Mr. Cowan:

      We   received  your  additional  comments  regarding   the  Registration
Statement for the above captioned Trust. This letter serves to respond to your comments.

COMMENTS

General
-------

      1. PLEASE SHOW THE BUFFER BOTH BEFORE AND AFTER FEES AND EXPENSES OR, ALTERNATIVELY, REVISE THE DISCLOSURE TO CLARIFY THAT THE BUFFERED RETURN WILL BE REDUCED BY FEES AND EXPENSES.

      Response:   The prospectus  has  been  revised  in  accordance with  the
Staff's comment.

Hypothetical Examples
---------------------

      2. UNDER "HYPOTHETICAL EXAMPLES," PLEASE STATE THAT THE RETURNS SHOWN DO NOT REFLECT THE DEDUCTION OF THE TRUST'S FEES AND EXPENSES.

      Response:   The prospectus  has  been  revised  in  accordance with  the
Staff's comment.

Portfolio
----------

      3. UNDER "THE PORTFOLIO," THE DISCLOSURE STATES: "[T]HE PRICE AT WHICH YOU WILL BE ABLE TO PURCHASE UNITS WILL BE BASED ON THEIR VALUATION AT THE EVALUATION TIME ON THE DATE YOU PURCHASE YOUR UNITS, WHICH WILL BE HIGHER THAN $10 PER UNIT, WHICH WILL IMPACT YOUR POTENTIAL RETURNS AND THEREFORE YOUR RETURN WILL BE LESS THAN THE CAPPED RETURN." PLEASE CLARIFY THAT THIS IS DUE TO THE TRUST'S FEES AND EXPENSES.

      Response:   The prospectus  has  been  revised  in  accordance with  the
Staff's comment.

      4. PLEASE CAPITALIZE THE INITIAL LETTERS OF "FLEX OPTIONS EXPIRATION DATE" IN EACH INSTANCE IT APPEARS AS IT IS A DEFINED TERM.

      Response:   The prospectus  has  been  revised  in  accordance with  the
Staff's comment.

      5. PLEASE UPDATE THE DATE OF THE UNDERLYING ETF'S PROSPECTUS DATE TO THE MOST RECENT PROSPECTUS DATE, CURRENTLY IT IS LISTED AS JANUARY 31, 2020. ADDITIONALLY, PLEASE UPDATE THE DATE OF THE MAJOR INDUSTRY GROUPS COVERED IN THE INDEX FROM DECEMBER 31, 2019 TO THE MOST RECENT DATE AND UPDATE ALL OF THE INFORMATION RELATED TO SECTOR EXPOSURE AND COMPANY EXPOSURE IN THE SAME PARAGRAPH.

      Response:   The prospectus  has  been  revised  in  accordance with  the
Staff's comment.

Risk Factors
------------

      6. PLEASE CONFIRM THAT THE RISK FACTORS INCLUDE ALL RELEVANT RISKS FROM NON-UIT DEFINED OUTCOME FUNDS IN THE FIRST TRUST FAMILY.

      Response: In accordance with the Staff's comment, the following risk disclosures have been added to the Trust's prospectus:

      "GROWTH STOCKS. QQQ invests significantly in growth stocks. Stocks exhibiting growth characteristics tend to be more volatile than certain other types of stocks and their prices usually fluctuate more dramatically than the overall stock market. A stock with growth characteristics can have sharp price declines due to decreases in current or expected earnings and may lack dividend payments that can help cushion its share price during declining markets.

      LARGE CAPITALIZATION COMPANIES. Certain of the securities held by QQQ are issued by large capitalization companies. Large capitalization companies may grow at a slower rate and be less able to adapt to changing market conditions than smaller capitalization companies. Thus, the return on investment in securities of large capitalization companies may be less than the return on investment in securities of small and/or mid capitalization companies. The performance of large capitalization companies also tends to trail the overall market during different market cycles."

      We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.

                                                    Very truly yours,

                                                    CHAPMAN AND CUTLER LLP


                                                    By /s/ Daniel J. Fallon
                                                       ________________________
                                                       Daniel J. Fallon